June 20, 2016

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:	Energy Transfer Partners, L.P.
Registration Statement on Form S-3
Filed May 10, 2016
File No. 333-211253

This letter sets forth the responses of Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 7, 2016 (the “Comment Letter”) with respect to ETP’s Registration Statement on Form S-3 (the “Form S-3”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Form S-3. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: We confirm our understanding of the Staff’s process and confirm we will not request effectiveness of the registration statement on Form S-3 until all comments regarding our Form 10-K have been resolved.

2. It does not appear that you are permitted to incorporate by reference portions of the filings made by Sunoco Logistics or Panhandle, as they are not your wholly-owned subsidiaries. Please revise or advise. See, by analogy, Securities Act Forms Compliance and Disclosure Interpretation 123.03. If you continue to believe that you are permitted to incorporate by reference portions of the filings made by Sunoco Logistics and Panhandle, please tell us why and address in your legal analysis, among other relevant factors, the ownership of those entities,

June 20, 2016

whether applicable consents have been filed, whether those entities meet the eligibility requirements of Form S-3, and whether the filings of those entities continue to represent accurately their current financial condition.

Response: We acknowledge the Staff’s comment and have filed Amendment No. 1 to the Form S-3 in order to revise the Form S-3 to include the disclosure of the relevant risk factors previously incorporated by reference. In addition, we respectfully advise the Staff that Panhandle Eastern Pipe Line Company LP is a wholly-owned subsidiary of Energy Transfer Partners, L.P.

* * * * *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer – ETP
(214) 840-5400

cc:	Daniel Porco, Securities and Exchange Commission
David P. Oelman, Vinson & Elkins L.L.P.